PRESS RELEASE

GENFIT Reports First Half-Year 2022 Financial Results and
Provides Corporate Update

•Financial highlights
–Cash and cash equivalents totaled €209 million as of June 30, 2022
–Net loss totaled €10 million for the first half 2022
•Developments in our programs
–Patient enrollment for the double-blind part of the Phase 3 study in Primary Biliary Cholangitis (PBC) ELATIVETM completed at the end of the first semester 2022
–Orphan Drug Designation granted to GNS561 for the treatment of cholangiocarcinoma
•Agreement signed to acquire clinical-stage biotechnology company Versantis, further consolidating GENFIT’s position as leader in Acute-on-Chronic Liver Failure (ACLF)
–Extended pipeline with six ongoing programs in five rare liver indications

Lille (France), Cambridge, MA; September 28, 2022 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe and chronic liver diseases, today announced its first half-year 2022 financial results and provided a corporate update.

The Half Year Business and Financial Report is available to the public and was filed with the French Autorité des Marchés Financiers (French Financial Markets Authority) and furnished to the U.S. Securities and Exchange Commission today. The condensed consolidated financial statements are included in this press release and the complete financial statements are available on the “Investors” page of the GENFIT website.

Pascal Prigent, CEO of GENFIT, commented :
«I am very pleased with the way GENFIT has pursued the implementation of its strategy in 2022, in line with the plan announced in the fall of 2020 and our ambitions. Today we have a broad and diversified pipeline of promising programs in rare and severe liver diseases characterized by high unmet medical needs. Thanks to the acquisition of Versantis which will be completed shortly, we will soon be able to have six ongoing programs at all stages of development - preclinical, Phase 1, Phase 2 and Phase 3 - in five different indications. This should provide us with a steady stream of news over the next few months and years, with important clinical data in a relatively short term. The expertise of our team in Zurich will allow us to accelerate our research and development, and strengthen our leadership in markets with significant potential such as ACLF. We are also looking forward to the Phase 3 PBC clinical data read out expected in the second quarter 2023. »

I. Key aspects of business activity

Elafibranor development program in PBC
Despite disruptions in our clinical operations associated with the COVID-19 pandemic at the end of 2021 (in particular as a result of the highly-contagious Omicron variant), the situation improved in the first quarter of 2022 and enrollment rates rebounded significantly in our ELATIVETM clinical trial evaluating elafibranor in PBC. As a result, patient enrollment was completed in the first half of the year, allowing us to confirm our goal to announce topline data in the second quarter of 2023, as per previous estimates.

GNS561 development program in CCA

In September 2022, the FDA granted Orphan Drug Designation to GNS561 for the treatment of cholangiocarcinoma.

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A Phase 1b/2a trial is expected to start in the fourth quarter 2022, with a first patient visit expected in the first quarter 2023.

NTZ development program in ACLF

GENFIT continues the development of its other program evaluating NTZ in ACLF, with a pre-IND meeting scheduled with the FDA in the coming weeks, following encouraging Phase 1 data.

Acquisition of the Clinical-stage Biopharmaceutical Company Versantis

On September 19, 2022, the Company announced it had signed an exclusive agreement with Versantis AG to acquire all the shares and voting rights of Versantis AG, a private Swiss-based clinical stage biotechnology company focused on addressing the growing unmet medical needs in liver diseases. This acquisition, which should be finalized in the fourth quarter of 2022, aims at:

•consolidating GENFIT’s position as a leader in Acute-on-Chronic Liver Failure (ACLF)
•significantly expanding GENFIT’s pipeline with VS-01-ACLF, a Phase 2 ready program based on first-in-class scavenging liposome technology, VS-01-UCD, a pediatric program focused on urea cycle disorder (UCD), and VS-02-HE, an early-stage program focused on hepatic encephalopathy (HE)
•combining Versantis’ expertise with GENFIT’s know-how in conducting complex development programs in liver diseases, to strengthen and accelerate research and development

The deal includes an initial consideration of CHF40 million due at closing, with contingent consideration of up to CHF65 million upon positive Phase 2 results for VS-01 and VS-02 and regulatory approval of VS-01. In addition, Versantis is eligible to receive 1/3 of the net proceeds resulting from the potential sale of the Pediatric Review Voucher of VS-01’s pediatric application by GENFIT to a third party, or 1/3 of the fair market value of this Voucher if GENFIT opts to apply it to one of its own programs.

Main events related to Corporate Governance

At the Company’s Annual Shareholders’ Meeting held on May 25, 2022, all of the resolutions endorsed by the Board of Directors were adopted by a significant majority of the votes cast; this includes financial authorizations that would allow the Company to have diverse means adaptable to market conditions to implement them and seize new opportunities.

The shareholders have renewed the appointments of Biotech Avenir, represented by Ms. Florence Séjourné, Mr. Jean-François Mouney, Mr. Jean-François Tiné, Mr. Xavier Guille, Ms. Anne-Hélène Monsellato and Ms. Catherine Larue as Directors for a term of five years.

Mr. Frédéric Desdouits resigned from his Board appointment due to his new functions and therefore the Board of Directors did not propose to renew his appointment at the Shareholders' Meeting.

The shareholders also appointed Ipsen Pharma SAS as Director, with Dr. Steven Hildemann as its permanent representative. In December 2021, Ipsen Pharma SAS acquired 8% of the Company's share capital and 7.64% of the voting rights. Pursuant to the investment agreement between the Company and Ipsen Pharma SAS signed in December 2021, the Board of Directors committed to propose the appointment of Ipsen Pharma SAS as Director at the General Meeting.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

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II. Key aspects of the first half 2022 financial results

Cash and cash equivalents

As of June 30, 2022, GENFIT had €209 million in cash and cash equivalents (€259 million as of December 31, 2021).

In the first half of 2022, these cash flows include the disbursement of €24 million corresponding to the VAT on the upfront payment received from Ipsen under the licensing agreement entered into in December 2021, as well as the disbursement of the employee participation to the profits of GENFIT SA for a total of €628 thousand.

Operating income

Operating income amounted to €12 million in the first half 2022 (compared with €3 million in the first half 2021).

The increase in revenue is mainly attributable to the partial recognition of deferred income in accordance with IFRS 15 of €40.0 million following the conclusion of the strategic licensing and collaboration agreement with Ipsen in December 2021. Revenue growth also reflects certain services billed to Ipsen under the transition agreement, entered into between Genfit and Ipsen in the first half 2022.

Operating expenses

Operating expenses amounted to €27 million in the first half 2022 (compared with €33 million in the first half 2021).

The decrease in operating expenses is due to:

•The decrease in contracting costs which amounted to €9 million in the first half 2022 compared with €15 million in the first half 2021, reflecting the difference between the remaining expenses of the RESOLVE-IT study (terminated in July 2020) recognized in the first half 2021 and the remainder recorded in the first half of 2022

Research and development expenses amounted to €18 million in the six months to June 30, 2022 compared with €23 million in the six months to June 30, 2021

•The decrease in reorganization and restructuring expenses, which amounted to a total cost of €2 million in the first half 2021 (including expenses relating to the renegotiation of the OCEANE bonds representing €1.9 million in the first half 2021). This had a positive impact of €0.2 million in the first-half 2022 due to the residual provision reversal

Such decreases were partially offset by the increase in the general and administrative expenses (€8.2 million in the first half 2022, compared to €7.6 million euros in the first half 2021) mainly attributable to the increase in insurance premiums related to the listing of the Company’s shares on Nasdaq and fees for the Company’s financial advisors and auditors.

Financial results

Financial income in the first half 2022 was a gain of €4 million, compared to a gain of €36 million in the first half 2021.

For comparison, note that net financial income (expense) in the first half 2021 included the gain generated by the partial redemption of the Company’s convertible bonds as part of the renegotiation of the OCEANE bonds in the first half of 2021 (€35.6 million).

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The change in financial results notably reflects the reduction in interest expense on financing transactions (€2 million in the first half 2022 compared with €3 million in the first half 2021) as a result of the partial redemption and subsequent conversion of OCEANE bonds during the first half 2021.

Net loss

The first half of 2022 resulted in net loss of €10 million, compared with a net profit of €9 million in the first half of 2021.

The table below presents the condensed Consolidated Statement of Operations under IFRS for the first half 2022, with comparative figures for the first half 2021.

	Half-year ended
(in € thousands, except earnings per share data)	2021/06/30	2022/06/30

Revenues and other income
Revenue	11	8,790
Other income	3,417	3,398
Revenues and other income	3,428	12,188

Operating expenses and other operating income (expenses)
Research and development expenses	(23,079)	(17,599)
General and administrative expenses	(7,632)	(8,229)
Marketing and market access expenses	(783)	(460)
Reorganization and restructuring expenses	(1,786)	179
Other operating income (expenses)	301	(423)

Operating income (loss)	(29,551)	(14,344)

Financial income (1)	40,822	6,182
Financial expenses	(5,107)	(2,197)
Financial profit (loss)	35,714	3,985

Net profit (loss) before tax	6,163	(10,359)

Income tax benefit (expense)	2,895	(40)

Net profit (loss)	9,058	(10,399)
Attributable to owners of the Company	9,058	(10,399)
Attributable to non-controlling interests	0	0

Basic and diluted earnings (loss) per share
Basic earnings (loss) per share (€/share)	0.21	(0.21)
Diluted earnings (loss) per share (€/share)	0.19	(0.21)

(1): Of which Financial income incurred by renegotiating the convertible bond debt OCEANE	35,578	0
Further information is provided in the above “Key aspects of business activity” section of this press release and in the condensed consolidated financial statements at June 30, 2022 under International Financial Reporting Standards (IFRS) as well as the management discussion of the results are provided in the appendix at the end of this press release. The condensed consolidated financial statements as well as the statutory auditors' report on those financial statements are included in the 2022 Half Year Business and Financial Report and available on the “Investors” page of the GENFIT website.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4

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We encourage investors to take into consideration all the information presented in our 2021 Annual Report on Form 20-F (“Form 20-F”) filed with the U.S. Securities Exchange Commission and the 2021 Universal Registration Document filed under n°D.22-0400 with the French Autorité des Marchés Financiers (AMF) on April 29, 2022 and the Half-Year Business and Financial Report before deciding to invest in Company shares; these documents are available on GENFIT’s website: www.genfit.com and on the website of the AMF (www.amf-france.org). This includes, in particular, the risk factors described in Item 3 of the Form 20-F (and the contents of this section) and section 2 of the 2021 Universal Registration Document, as well as the update provided in section 2.5 of the 2022 Half-Year Business and Financial Report, of which the realization may have (or has had in some cases) material adverse effect on the Group and its activity, financial situation, results, development or perspectives, and which are of importance in the investment decision-making process.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	5

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APPENDICES

Half-year Consolidated Financial Results at June 30, 2022

The Condensed Consolidated Statements of Financial Position, Statements of Operations and Statements of Cash Flow of the Group were prepared in accordance with International Financial Reporting Standards (IFRS).

The limited review procedures on the condensed consolidated financial statements have been performed. The half-year consolidated financial statements for the period ended June 30, 2022 were approved by Board of Directors on September 27, 2022.

The condensed consolidated financial statements as well as the notes to the consolidated financial statements for the period ended June 30, 2022 and the statutory auditor’s report on the consolidated financial statements are included in the Half Year Business and Financial Report at June 30, 2022 and available on the “Investors” page of the GENFIT website.
Condensed Consolidated Statement of Financial Position

Assets

	As of
(in € thousands)	2021/12/31	2022/06/30
Current assets
Cash and cash equivalents	258,756	209,115
Current trade and others receivables	7,236	11,428
Other current assets	2,101	2,982
Inventories	4	4
Total - Current assets	268,097	223,530
Non-current assets
Intangible assets	174	149
Property, plant and equipment	9,015	8,554
Non-current trade and other receivables	3	0
Other non-current financial assets	4,431	4,817
Deferred tax assets	0	0
Total - Non-current assets	13,623	13,519
Total - Assets	281,720	237,049

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	6

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APPENDICES

Shareholders’ equity and liabilities

	As of
(in € thousands)	2021/12/31	2022/06/30
Current liabilities
Current convertible loans	415	415
Other current loans and borrowings	1,773	1,830
Current trade and other payables	40,988	14,273
Current deferred income and revenue	14,298	13,670
Current provisions	313	193
Other current tax liabilities	5,051	4,906
Total - Current liabilities	62,837	35,288
Non-current liabilities
Non-current convertible loans	47,682	48,760
Other non-current loans and borrowings	24,365	23,739
Non-current trade and other payables	450	450
Non-current deferred income and revenue	25,821	18,284
Non-current employee benefits	864	714
Deferred tax liabilities	602	647
Total - Non-current liabilities	99,786	92,595
Shareholders' equity
Share capital	12,454	12,454
Share premium	444,438	444,586
Retained earnings (accumulated deficit)	(405,076)	(337,656)
Currency translation adjustment	22	181
Net profit (loss)	67,259	(10,399)
Total shareholders' equity - Group share	119,097	109,166
Non-controlling interests	0	0
Total - Shareholders' equity	119,097	109,166
Total - Shareholders' equity & liabilities	281,720	237,049

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	7

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APPENDICES

Condensed Consolidated Statement of Operations

	Half-year ended
(in € thousands, except earnings per share data)	2021/06/30	2022/06/30

Revenues and other income
Revenue	11	8,790
Other income	3,417	3,398
Revenues and other income	3,428	12,188

Operating expenses and other operating income (expenses)
Research and development expenses	(23,079)	(17,599)
General and administrative expenses	(7,632)	(8,229)
Marketing and market access expenses	(783)	(460)
Reorganization and restructuring expenses	(1,786)	179
Other operating income (expenses)	301	(423)

Operating income (loss)	(29,551)	(14,344)

Financial income (1)	40,822	6,182
Financial expenses	(5,107)	(2,197)
Financial profit (loss)	35,714	3,985

Net profit (loss) before tax	6,163	(10,359)

Income tax benefit (expense)	2,895	(40)

Net profit (loss)	9,058	(10,399)
Attributable to owners of the Company	9,058	(10,399)
Attributable to non-controlling interests	0	0

Basic and diluted earnings (loss) per share
Basic earnings (loss) per share (€/share)	0.21	(0.21)
Diluted earnings (loss) per share (€/share)	0.19	(0.21)

(1): Of which Financial income incurred by renegotiating the convertible bond debt OCEANE	35,578	0

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	8

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APPENDICES

Condensed Statement of Cash Flows

	Half-year ended	Half-year ended
(in € thousands)	2021/06/30	2022/06/30
Cash flows from operating activities
+ Net profit (loss)	9,058	(10,399)
+ Non-controlling interests	0	0
Reconciliation of net loss to net cash used in operating activities
Adjustments for:
+ Depreciation and amortization on tangible and intangible assets	1,511	944
+ Impairment and provision for litigation	(1,424)	(74)
+ Expenses related to share-based compensation	217	148
- Gain on disposal of property, plant and equipment	330	1
+ Net finance expenses (revenue)	2,590	1,057
+ Income tax expense (benefit)	(2,895)	40
+ Other non-cash items	(35,506)	1,095
including Income incurred by renegotiating the convertible bond debt OCEANE
Operating cash flows before change in working capital	(26,118)	(7,188)
Change in:
Decrease (increase) in trade receivables and other assets	(3,216)	(5,071)
(Decrease) increase in trade payables and other liabilities	1,518	(35,241)
Change in working capital	(1,698)	(40,311)
Income tax paid	6	0
Net cash flows provided by (used in) in operating activities	(27,810)	(47,499)
Cash flows from investment activities
- Acquisition of property, plant and equipment	(21)	251
+ Proceeds from disposal of / reimbursement of property, plant and equipment	224	0
- Acquisition of financial instruments	12	(449)
Net cash flows provided by (used in ) investment activities	215	(199)
Cash flows from financing activities
+ Proceeds from issue of share capital (net)	0	0
+ Proceeds from subscription / exercise of share warrants	0	0
+ Proceeds from new loans and borrowings net of issue costs	10,905	0
- Repayments of loans and borrowings	(48,028)	(310)
- Payments on lease debts	(1,009)	(593)
- Financial interests paid (including finance lease)	(1,058)	(1,057)
+ Financial interests received	224	17
Net cash flows provided by (used in ) financing activities	(38,966)	(1,943)
Increase (decrease) in cash and cash equivalents	(66,561)	(49,641)
Cash and cash equivalents at the beginning of the period	171,029	258,756
Effects of exchange rate changes on cash	(88)	0
Cash and cash equivalents at the end of the period	104,380	209,115

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	9

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APPENDICES

Discussion of the 2022 half-year results

Comments on the condensed statement of net income for the periods ended June 30, 2021 and June 30, 2022

(1)Revenue and other income

The Company’s revenue and other income mainly comprises revenue, the research tax credit, and other operating revenue.

	Half-year ended
(in € thousands)	2021/06/30	2022/06/30
Revenues	11	8,790
Government grants and subsidies	0	9
CIR tax credit	3,244	3,343
Other operating income	174	46
TOTAL	3,428	12,188
Revenue and other income was €12,188 thousand in the six months to June 30, 2022, compared with €3,428 thousand in the six months to June 30, 2021.
The change in revenue results mainly from the partial recognition of deferred income of €40.0 million following the conclusion of the strategic licensing and collaboration agreement with Ipsen in December 2021. Deferred income is recognized in revenue in proportion to progress on the double-blind ELATIVE study, in accordance with IFRS 15.
Revenue growth also reflects certain services billed to Ipsen under the transition agreement, entered into between Genfit and Ipsen in the first half of 2022, as initially provided for in the strategic licensing and collaboration agreement signed in December 2021.
The estimated amount of the research tax credit for the first half of 2022 is stable compared with the first half of 2021, reflecting the stability of eligible research expenditure.

(2)Operating expenses by destination

The tables below break operating expenses down by destination, mainly into research and development expenses, general and administrative expenses, marketing and market access expenses, and restructuring and reorganization expenses, for the six months to June 30, 2022 and June 30, 2021.

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APPENDICES

	Half-year ended	Of which :
	2021/06/30	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(23,079)	(642)	(15,029)	(4,842)	(2,334)	(225)	(6)
General and administrative expenses	(7,632)	(73)	(48)	(3,336)	(4,123)	(51)	0
Marketing and market access expenses	(783)	(2)	(1)	(465)	(316)	0	0
Reorganization and restructuring expenses	(1,786)	(3)	0	0	(1,942)	158	0
Other operating income (expenses)	301	0	0	0	637	0	(336)
TOTAL	(32,979)	(721)	(15,078)	(8,643)	(8,078)	(117)	(343)
(*) : including reversals

	Half-year ended	Of which :
	2022/06/30	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(17,599)	(1,052)	(8,538)	(4,889)	(2,408)	(712)	0
General and administrative expenses	(8,229)	(133)	(38)	(3,230)	(4,580)	(248)	0
Marketing and market access expenses	(460)	(2)	0	(272)	(182)	(3)	0
Reorganization and restructuring expenses	179	0	0	0	(1)	180	0
Other operating income (expenses)	(423)	0	0	0	(422)	0	(1)
TOTAL	(26,532)	(1,187)	(8,576)	(8,391)	(7,594)	(783)	(1)
(*) : including reversals

Operating expenses amounted to €26,532 thousand in the first half of 2022, compared with €32,979 thousand in the first half of 2021. They include the following:

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APPENDICES

•Research and development expenses, which amounted to €17,599 thousand in the six months to June 30, 2022, compared with €23,079 thousand in the six months to June 30, 2021, including contracted research and development costs, particularly clinical and pharmaceutical subcontracting (€8,538 thousand in the six months to June 30, 2022, compared with €15,029 thousand in the six months to June 30, 2021), expenses relating to personnel assigned to research and development (€4,889 thousand in the six months to June 30, 2022, compared with €4,842 thousand in the six months to June 30, 2021), external expenses excluding contracted research and development, notably related to intellectual property (€2,408 thousand in the six months to June 30, 2022, compared with €2,334 thousand in the six months to June 30, 2021), purchases consumed for research and development activities (€1,052 thousand in the six months to June 30, 2022, compared with €642 thousand in the six months to June 30, 2021), and net depreciation, amortization and impairment expense (€712 thousand in the six months to June 30, 2022, compared with €225 thousand in the six months to June 30, 2021);
The decrease in research and development expenses is mainly attributable to the decrease in contracting costs. It reflects the difference between the remaining expenses of the RESOLVE-IT study (terminated in July 2020) recognized in the first half of 2021 and the remainder recorded in the first half of 2022.
See Note 20 "Operating Expense" of the notes to the 2022 half year condensed consolidated financial statements on the determination of research and development expenses.

•General and administrative expenses, which amounted to €8,229 thousand in the six months to June 30, 2022, compared with €7,632 thousand in the six months to June 30, 2021, mainly including external expenses other than contracted research and development (€4,580 thousand in the six months to June 30, 2022, compared with €4,123 thousand in the six months to June 30, 2021), expenses relating to personnel not assigned to research and development or marketing (€3,230 thousand in the six months to June 30, 2022, compared with €3,336 thousand in the six months to June 30, 2021), and net depreciation, amortization and impairment expense (€248 thousand in the six months to June 30, 2022, compared with €51 thousand in the six months to June 30, 2021).
The increase in general and administrative expenses is mainly attributable to the increase in other external expenses excluding subcontracting, notably including insurance premiums related to the listing of the Company’s shares on Nasdaq and fees for the Company’s financial advisors and auditors, and to the increase in net depreciation, amortization and impairment expense.

•Marketing and market access expenses, which amounted to €460 thousand in the six months to June 30, 2022, compared with €783 thousand in the six months to June 30, 2021, mainly including expenses relating to personnel assigned to marketing and business development (€272 thousand in the six months to June 30, 2022, compared with €465 thousand in the six months to June 30, 2021), and other external expenses excluding contracted research and development (market research, marketing strategy, medical communication, market access, etc.) (€182 thousand in the six months to June 30, 2022, compared with €316 thousand at June 30, 2021).

•Reorganization and restructuring expenses, which amounted to €179 thousand in the six months to June 30, 2022, compared with €1,786 thousand in the six months to June 30, 2021.
For comparison, the reorganization and restructuring expenses recorded in the first half of 2021 mainly included the expenses for the renegotiation of the OCEANE bonds (representing an expense of €1,939 thousand in the first half of 2021) and readjustments of provisions relating to personnel expenses in connection with the Workforce Reduction Plan (Plan de Sauvegarde de l’Emploi – PSE) initiated in 2020 and the termination of the RESOLVE-IT study (representing a provision reversal of €158 thousand in the first half of 2021). None of any such non-recurring items linked to the Company’s reorganization initiated in mid-2020 were recorded in the first half of 2022, other than a residual provision reversal.

(3)Operating expenses by type

Broken down by type rather than by destination, operating expenses mainly included:

Contracted research and development activities

Contracted research and development expenses amounted to €8,576 thousand in the first half of 2022, compared with €15,078 thousand in the first half of 2021, a decline of approximately 43% attributable mainly to the termination of the RESOLVE-IT study.

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APPENDICES

Employee expenses

	Half-year ended
(in € thousands)	2021/06/30	2022/06/30
Wages and salaries	(5,734)	(5,842)
Social security costs	(2,729)	(2,317)
Changes in pension provision	37	(84)
Share-based compensation	(217)	(148)
TOTAL	(8,643)	(8,391)

Employee expenses excluding share-based payments amounted to €8,243 thousand in the first half of 2022, compared with €8,426 thousand in the first half of 2021, a decline of 2%. This change includes a small increase in headcount (from 124 at June 30, 2021 to 127 at June 30, 2022), balanced with a change in employee profiles.
See Note 20 "Operating Expenses" regarding the change in headcount by activity.
As a reminder, as the Company had recognized a positive net result in 2021, a plan for the participation of employees in the benefits of the Company was put in place, for a total amount of €628 thousand, which was paid out during the first half of 2022 (without effect on the comparison between employee expenses for the first half of 2022 and those of the first half of 2021).
The amount recognised in respect of non-cash share-based payments (warrants, redeemable warrants, stock options and free shares) was €148 thousand in the first half of 2022, compared with €217 thousand in the first half of 2021.
See Note 21 "Share-based Compensation".

Other operating expenses

Other operating expenses amounted to €7,594 thousand in the first half of 2022, compared with €8,078 thousand in the first half of 2021. They include the following:
•Fees, including legal, audit and accounting fees, fees for various advisors (banking, press relations, investor relations, communication, IT, market access), as well as fees for some of the Company’s scientific advisors. This amount also includes intellectual property expenditure such as fees incurred by the Company for the filing and maintenance of its patents;
•Insurance-related expenses, including those incurred as a result of the Company’s listing on Nasdaq since 2019;
•Expenses related to the leasing, use and upkeep of the Group’s premises;
•Expenses related to external personnel made available to the Company (building management, security, reception, clinical and IT services);
•Business travel and conference expenses, which mainly relate to staff travel costs as well as the cost of attending scientific, medical, financial and business development conferences.
The decline in other operating expenses compared with the first half of 2021 is mainly attributable to the absence of reorganization and restructuring expenses in the first half of 2022, partially offset by the increase in insurance expenses and fees.

(4)Financial income (expense)

Financial income for the six months to June 30, 2022 was a gain of €3,985 thousand, compared with a gain of €35,714 thousand in the six months to June 30, 2021.
This change notably reflects the reduction in interest expense on financing transactions from €2,758 thousand in the first half of 2021 to €2,160 thousand in the first half of 2022, as well as the reduction in unrealized and realized foreign exchange losses on financial transactions from €2,291 thousand in the first half of 2021 to €0 in the first half of 2022, and the increase in unrealized and realized foreign exchange gains on financial transactions from €5,019 thousand in first half of 2021 to €6,032 thousand in the first half of 2022.
Interest expense on financing transactions mainly reflects, in the first half of 2022 as in the first half of 2021, interest expense on the bonds convertible into or exchangeable for new or existing shares (OCEANE) issued in October 2017,

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APPENDICES

bearing a coupon of 3.5% and discounting the bond debt at a rate of 8.8%. The decrease in interest expense is attributable to the partial redemption and subsequent conversion of OCEANE bonds during the first half of 2021.
Foreign exchange gains and losses on financial transactions relate mainly to exchange rate differences on cash investments in US dollars, the Company having chosen to keep part of its cash in US dollars, and therefore reflects change in the US dollar exchange rate in the first half of 2022.
For comparison, note that net financial income (expense) in the first half of 2021 included the gain generated by the partial redemption of the Company’s convertible bonds as part of the renegotiation of the OCEANE bonds in the first half of 2021 (€35,578 thousand).

(5)Net income (loss)
The first half of 2022 resulted in net loss of €10,399 thousand compared with a net profit of €9,058 thousand in the first half of 2021. As a reminder, the net profit for 2021 amounted to €67,259 thousand.

Comments on the Group’s Statement of Financial Position at June 30, 2022

As of June 30, 2022, the total of the Group’s statement of financial position was €237,049thousand compared with €281,720 thousand as of December 31, 2021.
As of June 30, 2022, the Group’s cash, cash equivalents and other financial assets amounted to €213,932 thousand, compared with €263,187 thousand as of 31 December 31, 2021

Cash management: with €209,115 thousand in cash and cash equivalents at June 30, 2021, and based on our development plan for our current programs and for Versantis’ programs, the revenue expected from our partnership agreements, and accounting for transaction costs, we anticipate – based on current assumptions and without taking exceptional events into account – that funding of the Group’s corporate development is secured for approximately 2 years.

(1)Non current assets

Non-current assets, which include intangible assets, property, plant and equipment and other financial assets, were stable at €13,519 thousand as of June 30, 2022, compared with €13,623 thousand as of December 31, 2021

(2)Current assets

Current assets amounted to €223,530 thousand as of June 30, 2022, compared with €268,097 thousand as of December 31, 2021.
Cash and cash equivalents decreased from €258,756 thousand as of December 31, 2021 to €209,115 thousand as of June 30, 2022, a decline of 19%. Cash is mainly invested in low risk, highly liquid short-term investments.
The change in current trade and other receivables from €7,236 thousand as of December 31, 2021 to €11,428 thousand as of June 30, 2022 is mainly attributable to the inclusion of the receivable related to the estimated amount of the Research Tax Credit in the first half of 2022 and the receivable for the 2021 Research Tax Credit, for which the request for reimbursement made in the first half of 2022 is currently being processed.
The change in other current assets corresponds to the increase in accrued expenses related to current operating expenses and in particular to the Directors & Officers civil liability insurance.

(3)Shareholders’ equity

As of June 30, 2022, the Group’s shareholders’ equity totalled €109,166, thousand compared with €119,097 thousand as of December 31, 2021.
The change is mainly attributable to the recognition of a net loss of €10,399 thousand in the first half of 2022.
No conversion of OCEANE bonds was recorded in the first half of 2022.
The notes to the consolidated financial statements and the table of changes in shareholders’ equity prepared in accordance with IFRS and appearing in section 3 “Half-year condensed consolidated financial statements at June 30, 2022” provide details of changes in the Company’s share capital and the Group’s shareholders’ equity respectively.

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APPENDICES

(4)Non-current liability

Non-current liabilities amounted to €92,595 thousand as of June 30, 2022, compared with €99,786 thousand as of December 31, 2021.
This is the portion due in more than one year of the:
•Bonds convertible into or exchangeable for new or existing shares (OCEANE) issued in October 2017 and redeemable in October 2025 (maturity following the renegotiation of the terms of the OCEANE bonds concluded in January 2021), in the amount of €48,760 thousand as of June 30, 2022, compared with €47,682 thousand as of December 31, 2021,
•Other financial liabilities in the amount of €23,739 thousand as of June 30, 2022, compared with €24,365 thousand as of December 31, 2021, including bank loans (including the government-guaranteed loans taken out in June and July 2021 and the subsidized loan concluded in November 2021), the conditional advance granted by Bpifrance, and lease liabilities pursuant to IFRS 16 (see Note 12 “Loans and Borrowings”),
•Deferred revenues and income, in the amount of €18,284 thousand as of June 30, 2022, compared with €25,821 thousand as of December 31, 2021, corresponding to the current portion of the deferred income resulting from the recognition of the upfront payment received from Ipsen under the licensing agreement entered into in December 2021,
•Employee benefits (€714 thousand in the six months to June 30, 2022, compared with €864 thousand in the six months to December 31, 2021), deferred tax liabilities (€647 thousand as of June 30, 2022, compared with €602 thousand as of December 31, 2021) and trade and other payables (€450 thousand as of June 30, 2022, compared with €450 thousand as of December 31, 2021).

(5)Current liabilities

	As of
(in € thousands)	2021/12/31	2022/06/30
Current convertible loans	415	415
Current other loans and borrowings	1,773	1,830
Current trade and other payables	40,988	14,273
Current deferred income and revenue	14,298	13,670
Current provisions	313	193
Current tax liabilities	5,051	4,906
TOTAL	62,837	35,288

This balance sheet item includes accrued interest related to the bonds convertible into or exchangeable for new or existing shares (OCEANE) redeemable in October 2025, bank loans, trade payables, social security payables and lease liabilities. The change in current liabilities is mainly attributable to the change in contracted research and development expenses, and the change in deferred income resulting from the recognition of the upfront payment received from Ipsen under the licensing agreement entered into in December 2021 (see Notes 12 "Loans and Borrowings" and 13 "Fair value of financial instruments").

Comments on the Group’s Cash Flows for the periods ended June 30, 2021 and June 30, 2022

As of June 30, 2022, cash and cash equivalents amounted to €209,115 thousand a decline of €49,641 thousand compared with December 31, 2021.
Over the period, change in cash flow by type of flow was as follows:

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	15

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APPENDICES

	Half-year ended	Half-year ended
(in € thousands)	2021/06/30	2022/06/30
Cash flows provided by (used in) operating activities	(27,810)	(47,499)
Cash flows provided by (used in) investment activities	215	(199)
Cash flows provided by (used in) financing activities	(38,966)	(1,943)
	(66,561)	(49,641)

(1)    Cash flows provided by (used in) operating activities

Cash flow used in operating activities amounted to €-47,499 thousand for the half-year ended June 30, 2022 compared with €-27,810, thousand for the half-year ended June 30, 2021.
In the first half of 2022, these cash flows include the disbursement of €24,000 thousand corresponding to the VAT on the upfront payment received from Ipsen under the licensing agreement entered into in December 2021, as well as the disbursement of the employee participation to the profits of GENFIT SA for a total of €628 thousand.
These cash flows reflect GENFIT’s business, which requires significant research and development efforts, and generates expenses that change in line with progress on the Company’s research programs, net of its operating revenues.

(2)    Cash flows provided by (used in) investing activities

Cash flow used in investing activities amounted to €-199 thousand in the first half of 2022, compared with €215 thousand in cash flow provided in the first half of 2021.
These cash flows include acquisitions, disposals and repayments of fixed assets and financial assets.

(3)    Cash flows provided by (used in) financing activities

Cash flow used in financing activities amounted to €-1,943 thousand in the first half of 2022, compared with €-38,966 thousand in the first half of 2021.
In the first half of 2022, these cash flows mainly reflect financial interest received and paid, the amount of which is stable compared with first half of 2021.
For comparison, note that in the first half of 2021, these cash flows included the disbursement of €47,482 thousand corresponding to the settlement of the partial redemption of the OCEANE bonds as part of the renegotiation of this bond debt, and the payment of €11,000 thousand of the government-guaranteed loan (Prêt Garanti par l’Etat – PGE) granted by a syndicate of French banks in the context of the COVID-19 pandemic.

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PRESS RELEASE
ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in the research and development of therapeutic and diagnostic solutions in liver diseases, with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

Its R&D is focused on three franchises: cholestatic diseases, Acute on Chronic Liver Failure (ACLF) and NASH diagnostics. In its cholestatic diseases franchise, ELATIVE™, a Phase 3 global trial evaluating elafibranor1 in patients with Primary Biliary Cholangitis (PBC) is well underway following a successful Phase 2 clinical trial. Topline data is expected to be announced in the second quarter 2023. In 2021, GENFIT signed an exclusive licensing agreement with IPSEN to develop, manufacture and commercialize elafibranor in PBC and other indications.2 GENFIT is also developing GNS5613 in cholangiocarcinoma following the acquisition of exclusive rights in this indication from Genoscience Pharma in 20213. In ACLF, a Phase 1 clinical program with nitazoxanide has been initiated in 2021, and GENFIT further expanded its ACLF pipeline in 2022 via the acquisition of Swiss-based clinical-stage company Versantis, with a Phase 2 ready program evaluating liposomes technology and a preclinical stage small molecule. As part of its diagnostic solutions franchise, the Company entered into an agreement with Labcorp in 2021 to commercialize NASHnext®, powered by GENFIT’s proprietary diagnostic technology NIS4® in identifying at-risk NASH.

GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

GENFIT FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s corporate strategy and objectives, the potential sizes of the markets for PBC, cholangiocarcinoma, ACLF, hepatic encephalopathy (HE) and urea cycle disorder (UCD), commercial certainty within these markets and the outcome of the ELATIVE™ Phase 3 trial of elafibranor in PBC, timelines for completion of the ELATIVE™ Phase 3 trial and receipt of conditional market authorization if the result is positive, outcomes of the other ongoing trials and programs, development plans for the Versantis programs, potential synergies related to the acquisition of Versantis, our capacity to integrate Versantis and to develop its programs, timelines for and success of the commercial deployment of the diagnostic test powered by NIS4® developed by GENFIT’s partner Labcorp and the size of the market for which it is designed, the ability of the NIS4® technology to facilitate the development of an IVD test approvable by the regulatory authorities, and the impact of the development of our programs and our internal organization on our projected cash burn over the next several years. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic
1 Elafibranor and GNS561 are investigational compounds that have not been reviewed nor been approved by a regulatory authority
2 With the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor
3 Agreement includes commercialization and development in the United States, Canada and Europe, including the United Kingdom and Switzerland

PRESS RELEASE
candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2021 Universal Registration Document filed with the AMF on 29 April 2022 under n° D.22-0400, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2021 Annual Report on Form 20-F filed with the SEC on April 29, 2022. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT
GENFIT | Investors
Tel : + 33 3 20 16 40 00 | investors@genfit.com

PRESS RELATIONS | Media
Stephanie BOYER – Press relations | Tel : + 33 3 20 16 40 00 | stephanie.boyer@genfit.com